Exhibit 99.1

Notice of Meeting
and Management Information Circular

for

Annual Meeting of Shareholders of
Claude Resources Inc.
to be held on Thursday, May 12, 2011

CLAUDE RESOURCES INC.

Notice of Annual Meeting of Shareholders

TAKE NOTICE that the Annual Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Thursday the 12th day of May, 2011 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2010, and the report of the auditors' thereon;

2.	To elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, 300 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 25th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS Ted J. Nieman Chairman

March 25, 2011

Dear Shareholder:

It is my pleasure to invite you to attend the Annual Meeting of shareholders of Claude Resources Inc. (“Claude”), which will be held on Thursday, May 12, 2011 in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m.  It is an opportunity for the Directors and Management of Claude to meet with you, our shareholders.  At the meeting, we will report to you on Claude’s performance in 2010 and our plans for the future.

Included in this package are Claude’s 2011 Notice of Meeting, Management Information Circular, a form of Proxy, and Mail List Request Form.  These materials describe the business to be dealt with at the meeting and provide you with additional information about Claude and its Directors and Executive Officers.  Please exercise your rights as shareholders either by attending the meeting in person or by using the enclosed request for voting instructions or form of proxy.

I thank you for your interest and confidence in Claude and I urge you to exercise your right to vote.

Sincerely,

CLAUDE RESOURCES INC.

Ted J. Nieman
Chairman of the Board of Directors

CLAUDE RESOURCES INC.
Management Information Circular
For the Annual Meeting of Shareholders
to be held on May 12, 2011

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual Meeting (the "Meeting") of the shareholders of the Corporation.  The information contained herein is current as of March 25, 2011, unless otherwise indicated.  The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on May 12, 2011, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice").  It is expected that the solicitation of proxies will be primarily by mail.  Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices.  The cost of solicitation by or on behalf of Management of the Corporation (“Management”) will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the form of proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders").  The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries.  The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed.  Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise not completed. A Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)
be provided with a request for voting instructions.  The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation.  A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for such shareholder and on such shareholder’s behalf at the Meeting, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, 300 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.  Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or
(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 25, 2011, there were 140,849,931 common shares in the capital stock of the Corporation ("common shares") issued and outstanding.  Each common share carries the right to one vote.  No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed April 6, 2011, as the record date for determining shareholders entitled to receive notice of the Meeting.  A person shown as a shareholder of record as of the close of business on April 6, 2011, shall be entitled to vote the common shares registered in such person’s name on that date, except to the extent that the person has transferred the ownership of any of such person’s shares after April 6, 2011 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Management Information Circular contains information relating to the receipt of the Corporation’s audited consolidated financial statements, the election of directors and the appointment of auditors.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the consolidated financial statements for the most recently completed fiscal year of the Corporation together with the auditors' report on such consolidated financial statements.  Reference is made to the consolidated financial statements and auditors' report with respect to the fiscal year ended December 31, 2010. Receipt and review, at the Meeting, of the auditors’ report and the Corporation's consolidated financial statements will not constitute approval or disapproval of any matters referred to therein.  These audited consolidated financial statements form part of the 2010 Annual Report, copies of which may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below.  Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated.  Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director.  However, if any proposed nominee is unable to stand for election as a director, then the persons named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

The persons named below are Management’s nominees to the Board of Directors of the Corporation (the “Board”):

		Ted J. Nieman, B.A., LLB Age: 59 Saskatoon (SK), Canada Director since: January 8, 2007 Independent Areas of Expertise: Legal Corporate Matters Governance Financing Business Management

Ted J. Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973.  In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the offshore marketing company for Saskatchewan potash producers, as General Counsel and Corporate Secretary.  In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President.  He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates.  Ted became a Director of the Corporation in 2007.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board Audit Committee Human Resources & Compensation Committee Nominating & Corporate Governance Committee (Chair)			9 of 9 6 of 6 8 of 8 4 of 4	27 of 27	100%
Securities Held as at December 31 (at a market value of $2.20 per Common Share for 2010):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2010	20,000	$44,000	20,000	100,000	$1.37	90,000	$76,900
2009	20,000	$24,800	20,000	80,000	$1.43	60,000	$7,400

		Ronald J. Hicks, C.A. Age: 69 Saskatoon (SK), Canada Director since: May 9, 2006 Independent Areas of Expertise: Accounting Finance Governance Business Management

Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”).  He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000.  In 2004, Mr. Hicks received the Distinguished Community Service Award from ICAS.  He is currently a Director, Ducks Unlimited Canada and is on the Governance Committee. In his career, he has served as director with Dickenson Mines Limited, Kam Kotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.  Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee.  Ron became a Director of the Corporation in 2006.

Board / Committee Membership at the date hereof:				Attendance:	Attendance (Total):		Public Board Membership During Last Five Years:
Board Audit Committee (Chair) Human Resources & Compensation Committee Nominating & Corporate Governance Committee				9 of 9 6 of 6 8 of 8 4 of 4	27 of 27	100%
Securities Held as at December 31 (at a market value of $2.20 per Common Share for 2010):				Options Held (as at December 31):				Warrants Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercis-able Options	Number	Average Weighted Exercise Price	Total Exercis-able	Value of Exercis-able Warrants
2010	109,927	$241,839	20,000	110,000	$1.48	100,000	$74,900	10,000	$1.60	10,000	$6,000
2009	109,927	$136,309	20,000	90,000	$1.55	70,000	$7,400	10,000	$1.60	10,000	$0

J. Robert Kowalishin, P.Eng.

Age: 71
Saskatoon (SK), Canada
Director since: March 20, 2007

Independent

Areas of Expertise:
Business Management
Organizational Reengineering
Strategic Planning
Health & Safety

J. Robert Kowalishin retired after a 42 year career with the Trane Company, a division of American Standard. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto.  Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and North Eastern United States.  After retirement, he was a consultant and adviser to Trane's Leadership Development Program.  Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan.  Bob became a Director of the Corporation in 2007.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board Audit Committee Safety, Health & Environmental Committee (Chair) Reserves Committee			9 of 9 6 of 6 4 of 4 1 of 1	20 of 20	100%
Securities Held as at December 31 (at a market value of $2.20 per Common Share for 2010):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2010	52,118	$114,660	20,000	100,000	$1.53	90,000	$63,400
2009	52,118	$64,626	20,000	80,000	$1.63	60,000	$7,400

		Ray A. McKay, B.Ed. Age: 69 La Ronge (SK), Canada Director since: May 8, 2007 Independent Areas of Expertise: Public Policy Human Resources Economic Development Business Management

Ray A. McKay began his career in Alberta as an educator in 1968, retiring as a principal in 1979. He then became the Executive Director for Saskatchewan Education, Training and Employment, Northern Education Services Branch in La Ronge, SK and in 1996 he became the Deputy Minister for the Government of Saskatchewan, Northern Affairs. He recently retired as the Chief Executive Officer for Kitsaki Management Limited Partnership. Mr. McKay received numerous awards including the Educational Development Award, Keewatin Career Development Corporation, in recognition of “Dedication to the Development of Education and Training for the people of northern Saskatchewan”; the Bill Hansen Award, Interprovincial Association on Native Employment Inc. (I.A.N.E.), in recognition of “Outstanding Contribution to the Employment of Aboriginal People”; and the Commemorative Medal for the 125th Anniversary of Canadian Confederation, Government of Canada, for significant contribution to Canada, community and fellow Canadians.  Ray became a Director of the Corporation in May 2007.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board Human Resources & Compensation Committee (Chair) Nominating & Corporate Governance Committee Safety, Health & Environmental Committee Reserves Committee			8 of 9 8 of 8 4 of 4 4 of 4 1 of 1	25 of 26	96.15%
Securities Held as at December 31 (at a market value of $2.20 per Common Share for 2010):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2010	20,000	$44,000	20,000	90,000	$1.58	80,000	$51,400
2009	10,000	$12,400	20,000	80,000	$1.56	60,000	$7,400

Rita M. Mirwald(1) Age: 68 Saskatoon (SK), Canada Director since: January 1, 2011 Independent Areas of Expertise: Human Resources Public Relations Strategic Planning Governance

Ms. Mirwald recently retired from her role as Senior Vice President, Corporate Services at Cameco Corporation which she held since 1995.  In this role she was responsible for brand and image development, communications, investor relations, human resources, and government and community liaison.  She also played a leading role in the execution of Cameco’s training, employment and community investment programs for First Nations and Metis people of northern Saskatchewan.

In July 2010, Ms. Mirwald was appointed as a member of the Order of Canada.

Ms. Mirwald has a Bachelor of Arts degree and a Diploma of Education from University of Saskatchewan, a Master of Arts from University of Oregon and has completed the executive program at Queen’s University.  She is past Chair of the Saskatchewan Institute of Public Policy and the Global Strategies Committee of the World Nuclear Association.

Board / Committee Membership at the date hereof:			Attendance (1):	Attendance (Total):	Public Board Membership During Last Five Years:
Board Human Resources & Compensation Committee Nominating & Corporate Governance Committee
Securities Held as at December 31 (at a market value of $2.20 per Common Share for 2010):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2010	-	-	-	-	-	-	-

(1) Ms. Mirwald was appointed to the Board effective January 1, 2011.

		Neil McMillan Age: 59 Saskatoon (SK), Canada Director since: April 3, 1996 Not Independent (Management) Areas of Expertise: Management Health & Safety Governance Finance Strategic Planning

Neil McMillan is the President and Chief Executive Officer (CEO) of the Corporation.  He holds a Bachelor of Arts degree from the University of Saskatchewan. Immediately following his graduation, he was elected to the Saskatchewan Legislature where he served a full term before moving back into the private sector. After 16 years with RBC Dominion Securities, Mr. McMillan joined the Corporation as President in 1995. Mr. McMillan also serves on the Boards of Shore Gold Inc. and Cameco Corporation.

Board / Committee Membership at the date hereof:				Attendance:	Attendance (Total):			Public Board Membership During Last Five Years:
Board (1)				9 of 9	9 of 9		100%	Cameco Corporation Shore Gold Inc.	2002 - Present June 18/03 - Present
Securities Held as at December 31 (at a market value of $2.20 per Common Share for 2010):				Options Held (as at December 31):				Warrants Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercis- able Options	Number	Average Weighted Exercise Price	Total Exercis-able	Value of Exercisable Warrants
2010	432,000	$950,400	20,000	811,464	$0.76	675,200	$905,114	15,000	$1.60	15,000	$9,000
2009	432,000	$535,680	20,000	607,068	$0.84	607,068	$244,027	15,000	$1.60	15,000	$0
 (1) As President and CEO of the Corporation, Mr. McMillan is not a member of any Board Committee but attends meetings of all Committees by invitation, whenever possible.

DIRECTORS’ ATTENDANCE AT MEETINGS

The following table summarizes the meetings of the Board and its Committees held for the year ended December 31, 2010.

Summary of Board and Committee Meetings Held

Board of Directors	9
Audit Committee	6
Human Resources & Compensation Committee	8
Nominating & Corporate Governance Committee	4
Safety, Health & Environmental (SHE) Committee	4
Reserves Committee	1
Special Committee (1)	3

(1)	In 2010, Claude’s Board established a Special Committee of independent directors to review, consider and evaluate certain transactions.

The attendance of individual directors is set forth in the summaries under the heading “Election of Directors”.

The Board and its Committees may conduct “in camera” sessions at which no members of Management or non-independent Directors are present.  The in camera sessions of the Board are held at such times as the Independent Directors or the Chairman of the Board determine advisable.  The in camera sessions are intended not only to encourage the Board and its Committees to fully and independently fulfill their mandates, but also to facilitate the performance of their fiduciary duties on behalf of shareholders of the Corporation.

Directors Attendance at Annual Meeting

The Corporation encourages Board members to attend the Annual Meeting.  At the last Annual Meeting held on May 14, 2010, all of the Board members attended.

APPOINTMENT OF AUDITORS

The Audit Committee and the Board of Directors of the Corporation recommend the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation.  KPMG LLP Chartered Accountants were first appointed auditors in 1993.  The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Audit Committee and the Board.

Auditor’s Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2010 and 2009 fiscal years are shown in the table below:

	2010	2009
Audit fees	$289,000	$275,000
Audit related fees(1)	113,000	18,000
Tax fees(2)	21,000	20,000
Total	$423,000	$313,000

(1)
Audit related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards as well as 2010 short form prospectus and IFRS advisory services.

(2)	Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.

Pre-Approval Policies & Procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.  The policy prohibits the Corporation from engaging the auditor for “prohibited” categories of non-audit services.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2011 annual meeting of the Corporation is December 23, 2011.

CORPORATE GOVERNANCE

The Corporation, its Board and Management are committed to the highest standard of corporate governance.  The Board, through its Nominating & Corporate Governance Committee continually evaluates and enhances the Corporation’s corporate governance practices by monitoring regulatory developments in Canada and the United States affecting corporate governance and transparency of public company disclosure.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex, the Corporation complies with the applicable regulatory requirements concerning corporate governance in both Canada and the United States.

In Canada, the Corporation complies with corporate governance rules of the Canadian securities regulatory authorities in all of the provinces of Canada.  The Corporation  discloses its corporate governance practices in accordance with National Instrument 58-101 (“NI 58-101”) in reference to the benchmarks set out in National Policy 58-201 “Corporate Governance Guidelines”.

In the United States, the Corporation is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the NYSE Amex, in each case as applicable to a foreign private issuer.

To comply with the applicable corporate governance standards and achieve those best practices, the Board has adopted “Corporate Governance Principles”, “Codes of Conduct”, and Board and Committee Charters.

In accordance with NI 58-101, the Corporation annually discloses information relating to its system of corporate governance.  Details of the Corporation’s corporate governance practices are described in Appendix A to this Information Circular.  Furthermore, in accordance with the requirements of NI 58-101, the text of the Board’s Charter is attached as Appendix B.

COMMITTEE REPORTS

The Board has established five committees to assist in exercising its responsibilities:  the Audit Committee, the Human Resources & Compensation Committee, the Nominating & Corporate Governance Committee, the Safety, Health & Environmental Committee, and the Reserves Committee.  Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities.

Audit Committee

The Board has determined that all of the members of the Audit Committee (sometimes referred to in this section as the “Committee”) are independent directors under applicable laws, rules and regulations in Canada and the United States.  The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the Canadian securities regulatory authorities in all of the provinces of Canada relating to audit committees and the corporate governance standards of the NYSE Amex.  The Board has determined that Ronald J. Hicks, C.A. (Chair) qualifies as an “audit committee financial expert” as defined by rules of the SEC.

This Committee is responsible for assisting the Board in its oversight of the integrity of the Corporation’s financial statements, the qualifications, performance and independence of the external auditor, KPMG LLP, the adequacy and effectiveness of internal controls, and compliance with legal and regulatory requirements.  The Committee has the authority to retain and set the compensation of independent counsel and other external advisors as it deems necessary at the expense of the Corporation.

The Committee is responsible for recommending the appointment and revocation of appointment of the external auditor and for recommending the external auditor’s remuneration.  The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between management and the external auditor regarding financial reporting.  It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services.  The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Corporation that may affect the external auditor’s independence and objectivity.  The Committee is also charged with reviewing any audit issues raised by the external auditor and management’s response thereto.  The Committee has the authority to communicate directly with the external auditors.

Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.  The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Corporation’s annual financial statements.  The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

In addition, the Committee has established procedures for the receipt and resolution by the Corporation of complaints concerning accounting, auditing, internal accounting controls or other matters, as well as procedures for the confidential and anonymous submission by employees or others of concerns regarding these  matters.

For further information relating to the Audit Committee and the Corporation’s external auditor, please refer to the section entitled “Audit Committee” in the Corporation’s annual information form dated March 25, 2011, which has been filed with securities regulators on SEDAR at www.sedar.com.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2010.

The Committee met six times this year and its key activities are summarized below:

•
reviewed and discussed with Management the quarterly financial statements and reviewed and discussed with Management and KPMG LLP the annual audited financial statements for the year ended December 31, 2010;

•
recommended for approval by the Board the quarterly unaudited financial statements, the audited financial statements for the year ended December 31, 2010, earnings releases on quarterly and annual results, the 2010 Annual Information Form, the 2010 Annual Report, the 2011 Information Circular and the Corporation’s annual report on Form 40-F for the year ended December 31, 2010 to be filed with the SEC.  The Committee’s recommendations were based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Committee in its charter;

•
discussed with KPMG LLP their responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design of the audit.  The objectives of the audit are to express opinions on the fairness of the presentation in the Corporation’s consolidated financial statements and on the effectiveness of the Corporation’s internal control over financial reporting;

•
discussed with KPMG LLP matters arising from the audit that are required to be discussed under Canadian generally accepted auditing standards, and by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and adopted by the PCAOB;

•
received the written disclosures and the letter from KPMG LLP required by Canadian generally accepted auditing standards, and by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the PCAOB, which disclose all relationships between the Corporation and its related entities and the external auditor and its related entities that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of KPMG LLP from the Corporation.  In connection with its assessment of the independence of the external auditor, the Committee has discussed with KPMG LLP that firm’s independence;

•
as part of its oversight responsibility, the Committee requires that management implement and maintain appropriate internal control procedures, including internal control over financial reporting.  During the year, the Committee reviewed and monitored the Corporation’s compliance with the certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	met two times with KPMG LLP without Management present to discuss and review specific issues as the Committee deemed appropriate;
•	reviewed the results of an evaluation of the performance of KPMG LLP;
•	approved policies and procedures for the pre-approval of services to be performed by KPMG LLP. These encompass all engagements of the external auditor;
•
pre-approved all engagements with the external auditor, KPMG LLP, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from their  year-end audit, and approved all fees of KPMG LLP;

•	received regular updates from Management on changes to accounting standards; reviewed and approved changes to accounting policies;

•	reviewed the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposure;
•	approved, subject to shareholder approval, the selection of KPMG LLP as the Corporation’s external auditors;
•	received regular updates from Management on the implementation of the SEC’s Extensible Business Reporting Language (“Xbrl”) initiatives; and
•	received regular updates from Management on the implementation of International Financial Reporting Standards.

This report has been adopted and approved by the members of the Audit Committee.

Members:   Ronald J. Hicks, CA (Chair), Ted J. Nieman, J. Robert Kowalishin.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee (sometimes referred to in this section as the “Committee”) is responsible for advising the Board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of the Corporation.  The Board approves the President and Chief Executive Officer’s compensation based on the recommendation of the Committee.  The Committee also makes recommendations to the Board on the compensation of executive management, including those whose compensation is set forth in the Committee’s Report on Executive Compensation.  The Committee recommends the amount of compensation for the President and Chief Executive Officer on the basis of the Committee’s assessment of the President and Chief Executive Officer’s performance, and for each Vice President on the basis of the assessment and recommendation by the President and Chief Executive Officer.  The Committee also reviews and approves succession plans, leadership development and executive compensation disclosure.

The Board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation necessary to fulfill the Committee’s obligation to the Board and shareholders.  All of the Committee members have experience in the area of executive compensation through their experience as senior leaders in large and complex organizations.  The Committee has a detailed annual work plan which is reviewed and updated annually.

The Committee recognizes that independence from Management is fundamental to its effectiveness in managing executive compensation programs.  Accordingly, the Committee was composed solely of independent directors.  At each of its meetings the Committee was given the opportunity to hold an “in-camera” session without Management present.

Independent Advice

The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation for executives of the Corporation.  During the year, the Committee  engaged the services of AON Consulting Inc. and Koenig & Associates Inc., two independent compensation consultants, to provide advice and counsel on executive compensation and other matters. The Chair of the Committee has direct access to the independent consultants.  During 2010 the fees for consultant services amounted to $21,175.

Annually, the Committee reviews its Charter and its effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2010.

The Committee met eight times in 2010 and its key activities are summarized below:

•	reviewed the overall approach to compensation, including program design, policies and plans;
•	reviewed and approved plan updates from AON Consulting Inc.;
•	reviewed and recommended to the Board base salary changes, short-term incentive awards and long-term incentive awards for the Chief Executive Officer and senior vice-presidents;
•	reviewed the succession plans for executive management to ensure effective leadership development is in place;
•
reviewed the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Short-Term Incentive Plan and approved changes to the target award levels for implementation in 2010;

•	reviewed the annual performance of the Chief Executive Officer;
•	reviewed employment contracts for senior executives;
•	reviewed and recommended to the Board changes to Director’s compensation as compared to our peer group;
•	reviewed and approved changes to the Stock Option Plan;
•	worked with independent consultants to enhance our CEO evaluation procedures;
•	reviewed share ownership guidelines for both Directors and Executive; and
•	reviewed and approved executive compensation disclosure included in this circular.

This report has been adopted and approved by the members of the Human Resources & Compensation Committee.

Members:  Ray A. McKay (Chair), Ronald J. Hicks, CA, Ted J. Nieman, Rita M. Mirwald..

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee (sometimes referred to in this section as the “Committee”) is responsible for establishing the Corporation’s governance policies and practices, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, recommending certain Board and Committee meeting venues and monitoring compliance with the Corporation’s Code of Ethics.

The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a corporate director.  The Committee reviews the appropriateness of both the Board’s current size and its composition as a whole.

The Committee has developed a process for assessing the performance and effectiveness of the Board of Directors and its Committees which includes annual performance reviews.

The Committee recognizes that independence from Management is fundamental to its effectiveness.    Accordingly, the Committee is comprised solely of independent directors.  At each of its meetings the Committee was given the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2010.

The Committee met four times this year and its key activities are summarized below:

•	conducted a selection process for the Chair of the Board position to effect a seamless transition to a new Chair;
•	conducted and recommended to the Board the nomination or appointment of Directors to the Board;
•	reviewed the current Board and Committee composition with a view to assessing potential Director candidates;
•	reviewed and updated the Corporation’s Code of Ethics and Conflicts of Interest Reports;
•	reviewed and updated the Corporation’s Corporate Governance Principles, including the addition of “Majority Voting” language;
•	reviewed and updated the Corporation’s Independence Standards;
•	conducted the annual evaluation of effectiveness of the Board of Directors and its Committees;
•	continued to monitor new legislation and best practices directives relating to corporate governance in general; and
•	submitted its recommendations regarding these matters to the Board for approval.

This report has been adopted and approved by the members of the Nominating & Corporate Governance Committee.

Members:  Ted J. Nieman (Chair), Ronald J. Hicks, CA, Ray A. McKay, Rita M. Mirwald.

Safety, Health & Environmental Committee

The Safety, Health & Environmental Committee (sometimes referred to in this section as the “Committee”) is responsible for the review of environmental, health, and safety policies and programs, to oversee the Corporation’s environmental, health and safety performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and health and safety matters to the Board.

The Committee recognizes that independence from Management is fundamental to its effectiveness.  At each of its meetings the Committee was given the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2010.

The Committee met four times this year and its key activities are summarized below:

•	reviewed all health, safety and environmental contraventions and orders issued by regulatory agencies and their remediation;
•	reviewed all internal health, safety and environmental incident reports, including statistics;
•	reviewed minutes of all internal OH&S Committee meetings;
•	reviewed Environmental, Health and Safety Policies;
•	monitored progress and implementation of the Environment, Health and Safety Management Programs;
•	received quarterly certification by Management that all required environmental reporting requirements has been met;
•	reviewed reports of regular, documented fire drills;
•	monitored data and reports from outside Consultants engaged in environmental and safety compliance issues; and
•	monitored all relevant reports, publications and statistics from Provincial and Federal regulatory agencies and industry peer groups.

This report has been adopted and approved by the members of the Safety, Health & Environmental Committee.

Members:  J. Robert Kowalishin (Chair), Ray A. McKay, Rita M. Mirwald.

Reserves Committee

The Reserves Committee (sometimes referred to in this section as the “Committee”) is responsible for the annual review of the Corporation’s Mineral Reserves and Mineral Resources; the integrity of the Corporation’s reserves evaluation and reporting system; the Corporation’s compliance with legal and regulatory requirements related to reserves evaluation, preparation and disclosure; the qualifications and independence of the Corporation’s Qualified Persons; the adequacy of performance of the Corporation’s independent engineering consultants; and the business practices and ethical standards of the Corporation in relation to the preparation and disclosure of reserves.

The Committee recognizes that independence from Management is fundamental to its effectiveness.    Accordingly, the Committee is comprised solely of independent directors.  At each of its meetings the Committee was given the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2010.

The Committee met one time in 2010 and its key activities are summarized below:

•	reviewed the Seabee Operation’s production and resources;
•	reviewed changes to the reserve and resource base of the Seabee Properties;
•	reviewed the Corporation’s oil and natural gas production and resources; and
•	reviewed the Madsen Mine independent mineral resource estimation technical report, prepared by SRK Consulting (Canada) Inc.

This report has been adopted and approved by the members of the Reserves Committee.

Members:  Ray A. McKay (Chair), J. Robert Kowalishin, Ronald J. Hicks, CA.

COMPENSATION AND OTHER INFORMATION

Board of Directors’ Compensation

During the year ended December 31, 2010 annual compensation for non-employee directors for their service on the Board was as follows:

Annual Retainer:	Chair of the Board - $35,000;
Chair of the Audit Committee - $30,000;
Chair of the SHE Committee - $27,500;
Chair of HRC Committee - $27,500;
Chair of NCG Committee - $25,000;
Chair of Reserves Committee - $25,000; and

Director - $20,000.

Attendance fees:	$1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee; and
$1,500 for each Audit Committee meeting.

Stock Option Award:	20,000 fully-vested common shares for each director as of January 1 of each year, or upon appointment.

In 2010, the Board formed a Special Committee of independent directors to assist with the decision making with respect to certain transactions.  Directors on the Special Committee received $1,500 for each Special Committee meeting they attended.

The Human Resources & Compensation Committee (referred to in this section as the “Committee”) reviews director compensation every year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members; to remain competitive with director compensation trends of the Corporation’s peer group; and to ensure alignment with long-term shareholder interests.  To do so, the Committee uses industry comparative data and may, from time to time, retain independent external consultants to assist in reviewing director compensation. The Corporation has no pension plan or other arrangement for non-cash compensation to the Directors, except stock options.

When changes to the form or amount of compensation are appropriate, the Committee makes recommendations to the Board of Directors for consideration and approval.

Total Compensation

Total Compensation Summary. The following table provides information on the compensation paid to the Corporation’s non-employee directors for the year ended December 31, 2010.

2010 Directors’ Compensation
Name	Fees Earned ($)	Option Based Awards(1) ($)	Total ($)
Josef Spross(2) Ronald J. Hicks Ted J. Nieman J.Robert Kowalishin Ray A. McKay Robert M. Buchan(3)	79,500 67,261 59,500 56,000 54,239 29,000	23,430 23,430 22,666 24,273 23,673 17,775	102,930 90,691 82,166 80,273 77,912 46,775

(1)
Amounts shown reflect amounts of Stock Option Awards recognized in 2010 for financial statement reporting purposes using the Black-Scholes option-pricing model.  Refer to Note 16 of the Corporation’s Consolidated Financial Statements for a discussion of assumptions made in the valuation of the Stock Option Awards.

(2)	Mr. Spross resigned as Director and Chairman of the Board effective March 1, 2011.
(3)	Mr. Buchan resigned from the Board effective December 16, 2010.

Compensation Details

The following table provides a detailed breakdown of the fees paid to non-employee directors for the year ended December 31, 2010.  Annual and committee retainers are paid quarterly.

	Fee Breakdown						Allocation of total fees
Name	Board Retainer		Committee Chair retainer ($)	Board attendance fees ($)	Committee attendance fees ($)	Total fees earned ($)	In cash ($)	In Common Share Options ($)
	Equity Component ($)	Cash Component ($)
Josef Spross	23,430	20,000	20,000	9,000	30,500	102,930	79,500	23,430
Ronald J. Hicks	23,430	20,000	12,761	9,000	25,500	90,691	67,261	23,430
Ted J. Nieman	22,666	20,000	5,000	9,000	25,500	82,166	59,500	22,666
J.Robert Kowalishin	24,273	20,000	7,500	9,000	19,500	80,273	56,000	24,273
Ray A. McKay	23,673	20,000	4,739	8,000	21,500	77,912	54,239	23,673
Robert M. Buchan	17,775	20,000	-	6,000	3,000	46,775	29,000	17,775

Outstanding Option Based Awards
The following table shows all option awards outstanding at December 31, 2010 to non-executive directors. The value of unexercised in-the-money options at December 31, 2010, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $2.20.

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at Dec 31, 2010 ($)
Josef Spross	Jan 1, 2007 Jan 1, 2007 Jan 1, 2008 Jan 1, 2010	10,000 50,000 10,000 10,000	1.72 1.72 1.39 1.24	Jan 1, 2017 Jan 1, 2017 Jan 1, 2018 Jan 1, 2020	4,800 24,000 8,100 9,600
Ronald J. Hicks	May 9, 2006 Jan 1, 2007 Jan 1, 2007 Jan 1, 2008 Jan 5, 2009 Jan 1, 2010 Feb 26, 2010	10,000 10,000 50,000 10,000 10,000 10,000 10,000	1.75 1.72 1.72 1.39 .50 1.24 1.03	May 9, 2016 Jan 1, 2017 Jan 1, 2017 Jan 1, 2018 Jan 5, 2019 Jan 1, 2020 Feb 26, 2020	4,500 4,800 24,000 8,100 17,000 9,600 11,700
Ted J. Nieman	Jan 8, 2007 Jan 8, 2007 Jan 1, 2008 Jan 5, 2009 Jan 1, 2010 Feb 26, 2010	10,000 50,000 10,000 10,000 10,000 10,000	1.59 1.59 1.39 .50 1.24 1.03	Jan 8, 2017 Jan 8, 2017 Jan 1, 2018 Jan 5, 2019 Jan 1, 2020 Feb 26, 2020	6,100 30,500 8,100 17,000 9,600 11,700
J.Robert Kowalishin	Mar 20, 2007 Mar 20, 2007 Jan 1, 2008 Jan 5, 2009 Jan 1, 2010 Feb 26, 2010	10,000 50,000 10,000 10,000 10,000 10,000	1.86 1.86 1.39 .50 1.24 1.03	Mar 20, 2017 Mar 20, 2017 Jan 1, 2018 Jan 5, 2019 Jan 1, 2020 Feb 26, 2020	3,400 17,000 8,100 17,000 9,600 11,700
Ray A. McKay	May 8, 2007 May 8, 2007 Jan 1, 2008 Jan 1, 2010 Feb 26, 2010	50,000 10,000 10,000 10,000 10,000	1.76 1.76 1.39 1.24 1.03	May 8, 2017 May 8, 2017 Jan 1, 2018 Jan 1, 2020 Feb 26, 2020	22,000 4,400 8,100 9,600 11,700
Robert M. Buchan	Nov 16, 2009 Jan 1, 2010 Feb 26, 2010	20,000 10,000 10,000	.99 1.24 1.03	Nov 16, 2019 Jan 1, 2020 Feb 26, 2020	24,200 9,600 11,700

Awards - Value Vested or Earned During the Year
Name (a)	Option-based awards - Value Vested during the year ($) (b)	Non-equity incentive plan Compensation - Value earned during the year ($) (c)
Josef Spross	-	-
Ronald J. Hicks	-	-
Ted J. Nieman	-	-
J. Robert Kowalishin	-	-
Ray A. McKay	-	-
Robert M. Buchan	6,000	-

SHARE OWNERSHIP GUIDELINES

To encourage alignment of the interests of the directors and the shareholders, each director is expected to own, or acquire within three years of becoming a director, at least 20,000 common shares of the Corporation.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

The Corporation’s compensation policies and programs are designed to focus on shareholder return.  Our objective is to attract, motivate and retain high quality executives. The executive compensation program and its various components are constructed to reflect market practices.  Several components of this compensation vary with results, aligning executive interests with the interests of the Corporation’s shareholders.  The executive compensation is also designed to provide an incentive to executives to achieve other objectives in a matter consistent with the Company’s strategic plan.

When used herein, the term “Named Executive Officers” means the Corporation’s Chief Executive Officer, Chief Financial Officer , Vice President Mining Operations and Vice President Exploration.

Components of Executive Compensation:

The components of executive compensation are described in the table below:

Compensation element	How it is paid	What it is designed to reward
Base salary	Cash Stock Options
•  Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution expected from each executive.
•  Upon appointment, Named Executive Officers will receive up to 200,000 options for both recruitment and retention.

Short-term Incentive	Cash
•  Rewards contribution to both department’s performance and the Corporation’s overall performance.
•  Rewards for results within the current fiscal year.
•  Payouts, made at the end of the year, are based on how the executive, the department and
   Corporation performed against established objectives.

Long-term Incentive	Stock Options
•  Provides alignment between the interests of executives and shareholders.
•  Rewards contribution to the long-term performance of the Corporation and demonstrated potential for future contribution.
•  Aligns with long-term Corporate performance and provides added incentive for executives to enhance shareholder value.

The Human Resources and Compensation Committee (referred to in this section as the “Committee”) considers a broad range of factors when setting compensation for executive management, including but not limited to, market data, individual performance and corporate performance.  Importantly, the Committee does not rely solely on the compensation data provided by its independent advisors to determine appropriate compensation levels.  Further, the Committee may exercise discretion regarding incentive awards where the calculation of payout is considered inappropriate due to circumstances not foreseen at the setting of objectives.

The following table outlines the Corporation’s current mix of executive compensation components:

Executive Level	Base Salary	Short-Term Incentive	Long-Term Incentive	Percentage of Total Compensation at Risk
President & Chief Executive Officer(1)	46%	27%(1)	27%	54%
Senior Executive(2)	56%	22%(2)	22%	44%

(1)	For the President and Chief Executive Officer, individual performance and corporate performance is weighted at 25% and 75%, respectively.
(2)	For senior executives, individual performance and corporate performance is weighted at 35% and 65%, respectively.

In determining the appropriate compensation mix, consideration is given to the proportion of pay that should be at risk, based on the executive’s ability to affect the Corporation’s results, as well as the compensation mix for similar positions in the Corporation’s comparator group. The Committee generally sought to balance the executive compensation components at 70 to 80% short-term cash compensation (including base salary) and 20 to 30% long-term equity compensation. The Committee reviews and approves the performance metrics, target levels of performance and weightings annually.

Base Salary

The base salary provides an executive with basic compensation and reflects individual responsibility, knowledge and experience, market competitiveness and the contribution expected from each individual.  At its discretion, the Committee may compare each executive officer’s salary with the base salaries for similar positions in the comparator group, and recommends appropriate adjustments, as needed.  In June 2010, the HRCC had AON Consulting Inc. assist with the selection of the comparator group; this process resulted in a list of 12 comparator companies, which are:

Apollo Gold Corporation	Premier Gold Mines Limited
Aurizon Mines Ltd.	Revett Minerals Inc.
Dia Bras Exploration Inc.	Richmont Mines Inc.
Dianor Resources Inc.	Rubicon Minerals Corporation
Kirkland Lake Gold Inc.	San Gold Corporation
Lake Shore Gold Corp.	St. Andrews Goldfields Ltd.

After reviewing an analysis of the compensation levels among this comparator group  and considering the Corporation’s performance and the performance of each of the Executive officers, the Board concluded on recommendation of the Committee that adjustments to the 2010 salaries were required.  The base salary and adjusted base salary for the Executive Officers are set forth in the table below:

Name and Position	Adjusted Base Salary(1) (% increase)	2009 Base Salary
A. Neil McMillan President & Chief Executive Officer	$315,210 (24.19%)	$254,000
Richard Johnson Vice President Finance & Chief Financial Officer	$211,785 (10.3%)	$192,000
Philip Ng Vice President Mining Operations	$211,785 (21.0%)	$175,000
Brian Skanderbeg Vice President Exploration	$201,700 (34.5%)	$150,000
(1)  Mr. McMillan, Mr. Johnson, Mr. Ng and Mr. Skanderbeg’s base salaries changed effective July 1, 2010.

Short-term Incentive

Short-term incentive compensation is based on annual results.  The short-term incentive ensures that a significant portion of an executive’s compensation varies with actual results in a given year, while providing financial incentives to executives to achieve short-term financial and strategic objectives.  It communicates to executives the key accomplishments the Committee wishes to reward and ensures that overall executive compensation correlates with Corporate objectives.  The short-term incentive component is structured to reward not only increased value for shareholders but also performance with respect to key operational factors and non-financial goals important to long-term success.

The short-term incentive includes both a corporate and personal element.  Each is expressed as a percentage of base salary and each has a maximum level.

Short-Term Incentives
Name	Corporate Performance as a Percentage of Base Salary A	Personal Performance as a Percentage of Base Salary B	Total as a Percentage of Base Salary A + B
A. Neil McMillan	45%	15%	60%
Richard Johnson	26%	14%	40%
Philip Ng	26%	14%	40%
Brian Skanderbeg	26%	14%	40%

Long-term Incentive

The long-term incentive component of executive compensation is designed to ensure commonality of interests between management and shareholders.  This is accomplished by connecting shareholder return and long-term compensation, motivating executives to achieve long-range objectives that directly benefit shareholders.

Stock options reward executives for growth in the value of the Corporation’s stock over the long term.  This is the high risk, high-return component of the executive total compensation program because stock options deliver value to an executive only if the share price is above the grant price.

The long-term equity incentive includes both a corporate and personal component.  Each is expressed as a percentage of base salary and each has a maximum level.

Long-Term Incentives
Name	Corporate Performance as a Percentage of Base Salary A	Personal Performance as a Percentage of Base Salary B	Total as a Percentage of Base Salary A + B
A.Neil McMillan	45%	15%	60%
Richard Johnson	26%	14%	40%
Philip Ng	26%	14%	40%
Brian Skanderbeg	26%	14%	40%

Corporate Performance:
Corporate performance is distributed as a percentage, weighted by:

•	60% Objective Performance Measures:

•	50% Free Cash Flow
•	10% Liquidity

•	20% Specific Annual Objectives (2010 objectives set out below):

•	Complete Madsen shaft rehab to 16th level
•	Phase II underground drilling commences at Madsen
•	Receive all required approvals for start up of Santoy 8 deposit
•	Enhance head grade at Seabee mine (above three year average)
•	Execute exploration business plan (includes internal resource calculation at Amisk Property)

•	20% Other Strategic Initiatives (2010 objectives set out below):

•	Business development
•	Resource growth (not necessarily NI 43-101 compliant)
•	Environment and safety
•	Enhanced regulatory relationships

Objective Performance Measures

The Human Resources & Compensation Committee approves specific objective performances measures using a formula approach to measure the achievement of these objectives.

Specific Annual Objectives and Strategic Initiatives

Achievement of specific annual objectives and strategic initiatives are determined by the Human Resources & Compensation Committee based on the Chief Executive Officer’s assessment.  These are measured using a more subjective approach.  These objectives receive the remaining 40% weighting to determine corporate performance.

Objective	Threshold	Target	Stretch	Suggested Weighting	Actual Performance	Performance Factor	Weighted Results

1. Free Cash Flow (i)	(12,679,478)	(10,566,232)	(8,452,986)	50	(17,430,900)	-	-
2. Improved Liquidity - cash and cash equivalents @ y/e (ii)	$7.36 m	$9.20 m	$11.04 m	10	$10.8 m	143%	14.32%
3. Specific Annual Objectives	CEO Assessment			20	Target	100%	20%
4. Strategic Initiatives	CEO Assessment			20	Above Target	137.5%	27.5%
					TOTAL CORPORATE SCORE		61.82%

Free Cash Flow:  is designed to promote implementation of Corporate wide cost control measures as well as achieving budgeted amounts of gold production.

Improved Liquidity: focuses on the ability of the Corporation to fund its obligations as they become due.

Personal Performance:

The Committee approves annual individual performance objectives for the Executive Officers that are intended to align with the corporate objectives and reflect “key performance areas for each executive relative to their specific role”.  These performance objectives may include a combination of quantitative and subjective measures.

The Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual Executive Officer who reports to the CEO.  The Committee had in-camera discussions to complete an independent assessment of the performance of the CEO and the Committee then determined an overall individual performance rating (percentage) for each individual Executive Officer.

Calculation of Incentives:

If the Corporation achieves its targeted performance for each of the metrics, the payout percentage for the Incentive is 100%.  If the maximum amounts for each metric are achieved or exceeded, the payout percentage for the Incentive is up to 150%.  If the minimum amounts are not achieved for a particular metric, no incentive is payable for that metric.

To calculate the Corporate component of the short-term incentive, the relevant percentage of base salary was multiplied by 45%.  Short-term incentives earned by the Named Executive Officer’s are shown in the  Summary Compensation Table.

The long-term incentive is calculated using a similar method.  Long-term incentives earned by the Named Executive Officer’s are shown in the Summary Compensation Table.

In 2010, the Board exercised its discretion increasing the Total Corporate Score by 12.5 percent.

The development of targets for 2011 performance is in progress.

Incentive Claw Back

The Chief Executive Officer and each Executive have agreed to have their annual incentive clawed back if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the Executive.

Summary Compensation Table

The following table sets forth the compensation for the Named Executive Officers for the year ended December 31, 2010 and for each of the preceding two years:

Name and principal position (a)	Year (b)	Salary ($) (c)	Incentive plan compensation ($) (d)		All other compensation(3) ($) (e)	Total compensation ($) (f)
			Annual incentive plan ($) (d1)	Long- term incentive plan (option based awards)(2) (d2)
N. McMillan President & CEO	2010	293,580	144,819	144,819	19,885	603,103
	2009	251,500	104,191	125,029	10,364	491,084
	2008	232,000	67,100	80,520	9,797	389,417
R. Johnson V.P. Finance & CFO	2010	206,328	66,868	66,868	54,793	394,857
	2009	189,747	53,492	61,134	9,942	314,315
	2008	167,335	37,139	42,445	9,159	256,078
P. Ng V.P. Mining Operations	2010	199,777	64,644	64,644	26,092	355,157
	2009	168,679	48,756	55,721	9,264	282,420
	2008	145,538	29,083	33,237	8,196	216,054
B. Skanderbeg(1) V.P. Exploration	2010	183,818	62,978	62,978	31,516	341,290
	2009	145,770	43,628	49,861	8,657	247,916
	2008	130,347	29,927	83,722	7,732	251,728

(1) Mr. B. Skanderbeg was first appointed V.P. Exploration on April 1, 2008.  As part of his recruitment package Mr. Skanderbeg received 100,000 options in each of 2007 and 2008 valued, using the Black-Scholes option-pricing model, at $100,750 and $49,520, respectively.

(2) Amounts shown reflect amounts of Stock Option Awards recognized in 2010 for financial statement reporting purposes using the Black-Scholes option-pricing model.  For compensation purposes, the award made in March 2011 is valued using a Black-Scholes value of 61% of the option exercise price.  For awards made in March 2011, options were granted at an exercise price of $2.38.  The March 2011 options awarded  were:  Mr. McMillan - 99,876, Mr. Johnson - 46,116, Mr. Ng - 44,582  and Mr. Skanderbeg - 43,433.

(3) Other compensation consists of vacation payouts and Company paid employee benefits including long-term disability and life insurance premiums.

TERMINATION CONTRACTS

The Corporation draws upon the knowledge, experience and advice of its Named Executive Officers in order to manage its business for the benefit of the Corporation’s shareholders.  In order to provide for the continued dedication of its Named Executive Officers, and recognizing that the Corporation does not maintain a pension plan or provide other benefits to executive officers upon retirement, the independent Directors have determined that it is in the best interests of the Corporation and its shareholders to provide the Named Executive Officers with enhanced financial security in the event of termination.  Accordingly, the Corporation currently has employment agreements with the Named Executive Officers, which provide for payment of severance in the event of termination by the Corporation without cause, or termination by the Named Executive Officer as a result of a material reduction in the Named Executive Officer’s responsibilities, title or reporting duties; and provide for the acceleration of the vesting period for unvested options and permit exercise of options until the earlier of their original expiry date and one year after termination.

The Corporation does not have any pension plans or defined contribution plans in place that provide for payments or benefits at, following, or in connection with retirement for the Named Executive Officers.

Estimated Compensation on Termination and or Change of Control

Mr. A. Neil McMillan, President & Chief Executive Officer

Under the terms of Mr. McMillan’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. McMillan as a result of a material reduction in Mr. McMillan’s responsibilities, title or reporting duties, would be approximately $1.7 million.  This amount is equal to the sum of three times annual salary and average annual bonus for the three years prior to termination.   In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $158,000 (see Note 1 below).

Mr. Richard Johnson, Vice President Finance and Chief Financial Officer

Under the terms of Mr. Johnson’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Johnson as a result of a material reduction in Mr. Johnson’s responsibilities, title or reporting duties, would be approximately $0.7 million.  This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination.   In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $77,000 (see Note 1 below).

Mr. Philip Ng, Vice President Mining Operations

Under the terms of Mr. Ng’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Ng as a result of a material reduction in Mr. Ng’s responsibilities, title or reporting duties, would be approximately $0.7 million.   This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $70,000 (see Note 1 below).

Mr. Brian Skanderbeg, Vice President Exploration

Under the terms of Mr. Skanderbeg’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Skanderbeg as a result of a material reduction in Mr. Skanderbeg’s responsibilities, title or reporting duties, would be approximately $0.6 million.   This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $73,000 (see Note 1 below).

Note 1

The estimated incremental value is based on the number of unvested options held as of December 31, 2010, and is calculated on the difference between the market value of the common shares on the TSX as at December 31, 2010, which was $2.20, and the exercise price of the option.  The reader is cautioned that the amount reported may not represent the amounts that the Named Executive Officer will actually realize from the awards.  Whether, and to what extent, a Named Executive Officer realizes value will depend on actual operating performance and stock price fluctuations.

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on common shares for the last five fiscal years beginning December 31, 2005 to December 31, 2010 with the cumulative total shareholder return on the S&P/TSX Composite Index and the New York Stock Exchange Market Value (U.S. and Foreign) Index.

	Dec 05	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10
Claude Resources Inc.	100.00	149.57	120.87	36.09	107.83	191.30
Claude Resources Inc. (AMEX)	100.00	148.48	140.40	32.32	119.19	221.21
NYSE Amex Composite	100.00	119.54	144.62	87.02	118.50	152.13
S & P/TSX Composite	100.00	117.26	128.79	86.28	116.53	137.05

As noted above, the Committee considers a number of factors and performance elements when determining compensation for the Named Executive Officers.  Although Total Shareholder Return (“TSR”) is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations.  As a result, a direct correlation between TSR over a given period and executive compensation is not anticipated.

The Executive Compensation Discussion and Analysis and Report on Executive Compensation is presented by the Committee, composed of:

Members:  Ray A. McKay (Chair), Ronald J. Hicks, CA , Ted J. Nieman, Rita M. Mirwald.

Outstanding Equity Awards

The following table summarizes outstanding equity awards as at December 31, 2010. The value of unexercised in-the-money options at December 31, 2010, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $2.20.

2010 Outstanding Equity Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option grant date (d)	Option expiration date (e)	Value of unexercised in-the-money options ($) (f)
A. Neil McMillan	200,000	0.53	December 27, 2001	December 27, 2011	334,000
	200,000	1.15	January 1, 2006	January 1, 2016	210,000
	24,400	1.27	March 7, 2008	March 7, 2018	22,692
	182,668.78		February 27, 2009	February 27, 2019	259,389
	204,396	1.04	March 26, 2010	March 26, 2020	237,099
Richard Johnson	30,000	0.53	December 27, 2001	December 27, 2011	50,100
	10,000	0.90	November 29, 2002	November 29, 2012	13,000
	100,000	1.15	January 1, 2006	January 1, 2016	105,000
	16,300	1.27	March 7, 2008	March 7, 2018	15,159
	96,290.78		February 27, 2009	February 27, 2019	136,732
	99,941	1.04	March 26, 2010	March 26, 2020	115,932
Philip Ng	200,000	1.65	December 8, 2006	December 8, 2016	110,000
	16,300	1.27	March 7, 2008	March 7, 2018	15,159
	75,402.78		February 27, 2009	February 27, 2019	107,071
	91,092	1.04	March 26, 2010	March 26, 2020	105,667
Brian Skanderbeg	100,000	1.70	March 29, 2007	March 29, 2017	50,000
	9,800	1.27	March 7, 2008	March 7, 2018	9,114
	100,000	1.02	April 1, 2008	April 1, 2018	118,000
	77,590.78		February 27, 2009	February 27, 2019	110,178
	81,512	1.04	March 26, 2010	March 26, 2020	94,554

Other than those options granted in 2010 for 2009 long-term incentive awards , there were no options granted during the most recently completed financial year.

The following table summarizes the value vested or earned on outstanding awards for the year ended December 31, 2010:

Awards - Value Vested or Earned During the Year
Name (a)	Option-based awards - Value Vested during the year ($) (b)	Non-equity incentive plan Compensation - Value earned during the year ($) (c)
A. Neil McMillan	-	144,819
Richard Johnson	-	66,868
Philip Ng	-	64,644
Brian Skanderbeg	4,333	62,978

EQUITY COMPENSATION PLAN INFORMATION

The following table discloses the particulars of securities issued and issuable compensation plans as of December 31, 2010.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(2)
Equity compensation plans approved by security holders	3,916,737	$1.15	8,585,463
Equity compensation plans not approved by security holders	-	-	-
Total	3,916,737	$1.15	8,585,463

(1)	All securities under option are common shares.
(2)
As at December 31, 2010, the aggregate number of shares that may be issued pursuant to the Management stock option incentive plan may not exceed 12,502,200.  As at December 31, 2010, there were 8,585,463 options remaining available for issuance under the Management stock option incentive plan and other compensation arrangements.

MANAGEMENT STOCK OPTION INCENTIVE PLAN

The purpose of the Management Stock Option Incentive Plan (referred to in this section as the “Plan”) is to provide an incentive for directors, officers, key employees and consultants of the Corporation to directly participate in the Corporation's growth and development by providing them with the opportunity through options on common shares to acquire an increased financial interest in the Corporation.

The Human Resources & Compensation Committee believes that the granting of options is an effective way to support the achievement of the Corporation’s long-term performance objectives, ensure executive and employee commitment to the longer term interests of the Corporation and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of the Corporation.

The maximum number of common shares available for option under the Plan is 9% of the Corporation’s common shares issued and outstanding from time to time.  The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of issued and outstanding common shares.  Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding common shares.  The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares.  Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of issued and outstanding common shares.  Further, the number of common shares issuable to any Optionee, at any time, under all security based compensation arrangements, shall not exceed 5% of issued and outstanding common shares.

The exercise price of the options granted is fixed by the Board at the time of grant.  The exercise price shall be deemed to be the closing price at which board lots of the Corporation’s common shares were traded on the Toronto Stock Exchange (“TSX”) on the day preceding the date on which the option is granted - or if no board lots are traded on such a day then the previous five day weighted average of board lot trading prices.

Options are non-assignable and have a term of 10 years with the majority vesting at the rate of one-fifth per year, beginning on the grant date.  The vesting of options may be accelerated if an officer is terminated without just cause or as a result of constructive dismissal. Under the Plan, if an employee’s employment ceases by reason of death or retirement all vested options will be exercisable for three years following the termination date.  If a director’s service ceases by disability, death or retirement all vested options will be exercisable for one year (unless otherwise approved by the Board).  If employment ceases as a result of just cause then any option granted will terminate at the time of termination of employment.  In all other cases of cessation of employment options will remain exercisable for one year following the participants termination date.

As at February 28, 2011, there were 3,872,070 options issued and outstanding under the Plan.  This represented approximately three percent of the Corporation's issued and outstanding common shares as of December 31, 2010.

The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body.  Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the Plan: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; ii) a change to the vesting provisions of any option or the Plan; iii) a change to the termination provisions of the Plan or any option, whether or not such option is held by an insider, so long as that change does not entail an extension beyond the original expiry date; iv) the addition or modification of a cashless exercise feature, payable in cash or securities, which provides for a full deduction in the number of underlying securities from the Plan reserve; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); and viii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).  Amendments to the Plan may be made in accordance with the provisions herein, provided that such amendment may not, without the consent of the optionee, adversely affect or impair any option previously granted to any optionee under the Plan.

Shareholder approval will be required for any amendments to the Plan which result in: i) a change to the number of common shares reserved or the fixed maximum percentage of common shares issuable under the Plan; ii) any reduction in exercise price, including the cancellation and reissue of any option at an exercise price lower than that of the cancelled option; iii) the extension of the term of an option beyond the option’s original expiry date; iv) a change to the eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any other amendment to limits previously imposed on non-employee director participation; and v) the ability to transfer or assign options granted under the Plan except for normal estate settlement purposes.  Further, shareholder approval, excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment, is required for: i) a reduction in the exercise price or purchase price of the common shares; or ii) an extension of the term under the Plan, which is of benefit to an insider of the Corporation.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: i) amendment provisions granting additional powers to the board of directors to amend the plan or entitlements without security holder approval; or (ii) changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis.

EMPLOYEE SHARE PURCHASE PLAN

The purpose of the employee share purchase plan (referred to in this section as the “ESPP”) is to assist participating employees of the Corporation to purchase common shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP.

Full time employees that are not a director or officer of the Corporation and  have completed at least three months employment with the Corporation and are not then participating in the Executive Incentive Program, may elect to participate in the ESPP.  Should the vested options of an employee that participates in the Plan exceed the above amount at any time during a calendar year, the employee will be allowed to participate in the ESPP until the end of that calendar year.

Each participant may elect to contribute up to 5% of his or her basic salary.  The Corporation contributes common shares in an amount equal to 50% of even whole shares of the participant's designated contribution as determined at period end.  This issue price for common shares purchased under the ESPP is based on a weighted average market price of the commons shares on the TSX for either the first or last five business days of a relevant period, whichever is less.

The maximum number of common shares available for issue under this Plan shall be 5% of the Corporation’s common shares issued and outstanding from time to time.  The number of common shares is issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares.  Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares.  The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares.  Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of the issued and outstanding common shares.

The interest of a participant under the ESPP is not transferable.  The common shares contributed by the Corporation on a participant's behalf shall vest in him on the earlier of: (i) December 31 of the period in which the contribution was made, so long as he is still a participant in the employee purchase plan; (ii) on the death of a participant; or (iii) on the retirement of the participant from the Corporation.  If a participant terminates his service with the Corporation, retires, or dies, he shall be entitled to receive from the trustee stock certificates based on the whole number of common shares that have vested in him, plus a cash settlement for any remaining cash balance in the participant's account.  In the event a participant is on an approved leave of absence or becomes totally disabled, for the purposes of the ESPP such an event shall not be deemed to be a termination of employment until the participant so elects.

Effective as of February 28, 2011, 430,395 common shares vested under the ESPP.  This represented less than one percent of the Corporation's issued and outstanding common shares as of such date.

The Board of Directors of the Corporation may amend, suspend or terminate the ESPP, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body.

Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the ESPP: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; ii) a change to the vesting provisions of any share or the ESPP; iii) a change to the termination provisions of the ESPP; iv) amendments respecting the amount of, manner of payment of, suspension of or notice respecting a Participant’s contributions or shares contributed by the Corporation and all matters related thereto; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); viii) a change to the enrollment provisions of the ESPP; ix) revisions to the eligibility requirements of the ESPP including limiting or expanding the class of persons that may participate in the ESPP; x) a change to the method of allocation, acquisition and vesting of shares under the ESPP; xi) amendments respecting the treatment of dividends and voting rights; xii) a change to the settlement procedure and satisfaction of participant rights under the ESPP and all matters supplemental thereto; and xiii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Subject to the foregoing and without intending to require any additional shareholder approval for any existing provisions of the ESPP, shareholder approval will be required for any amendments to the ESPP which result in i) a change to the limit on employee contributions under the ESPP; ii) where the Corporation makes no contribution under the ESPP, a discount being applied to the issue price of a common share under the ESPP where such discounted issue price is less than 80% of the undiscounted issue price; iii) where the Corporation makes a contribution under the ESPP, an increase in Corporation contributions such that the Corporation contributes an amount greater than 20% of participant contributions; iv) the extension of any offering period to a period greater than 27 months; and v) potential dilution under the ESPP, when combined with all other equity-based plans, being 10% of outstanding common shares or more.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: : i) a change to the number of Common Shares reserved or the fixed maximum percentage of Common Shares issuable under the Plan; ii) amendment provisions granting additional powers to the board of directors to amend the plan or entitlements without shareholder approval; or iii) changes to the insider participation limits which result in the shareholder approval to be required on a disinterested basis.

The Board approved changes to eligibility provisions of the ESPP on each of September 29, 2010 and February 25, 2011 pursuant to the foregoing amending provisions.  The changes allow all employees that are not a Director or Officer of the Corporation and have completed at least three months employment with the Corporation and are not then participating in the Executive Incentive Program, to participate in the ESPP.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

DIRECTORS' AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy.  Coverage is limited to $20 million per occurrence and to an aggregate total of $20 million in each policy year subject to a deductible ($250,000 on Security claims) to be paid by the Corporation.  The annual premium is $123,000.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties who wish to communicate with the Board should send their requests in writing to:  Claude Resources Inc., Board of Directors, c/o Corporate Secretary, 200, 224-4th Avenue South, Saskatoon, SK  S7K 5M5 or via e-mail to clauderesources@clauderesources.com, Attention:  Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.  However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (MD & A) for its most recently completed financial year, also filed on SEDAR.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular has been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Ted J. Nieman	Richard Johnson, C.A.
Chairman	Vice President of Finance &
Chief Financial Officer

Saskatoon, Saskatchewan
March 25, 2011

Appendix A

Corporate Governance Disclosure Required Under NI 58-101
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.
The Board has determined that five of the six directors are “independent” within the meaning of Board adopted Independence Standards which are based on applicable laws, rules and regulations.  The five independent directors are Ted J. Nieman, Ronald J. Hicks, J. Robert Kowalishin, Ray A. McKay and Rita Mirwald.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	A. Neil McMillan is the President and Chief Executive Officer of the Corporation and is therefore not independent.
(c)	Disclose whether or not a majority of the directors are independent.	Five of six of the Corporation’s directors are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both thedirector and the other issuer.	Such other directorships have been disclosed in the “Election of Directors” section of this Information Circular.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	At each of its meetings the Board and its committees are given the opportunity to meet independently of management and non-independent directors at the request of any independent director.
(f)	Disclose whether or not the chair of the board is an independent director.
Ted J. Nieman, the Chairman of the Board, is an independent director.  In addition to Chairing all Board meetings and setting the Board’s agenda, the Chair’s role is to facilitate and Chair discussions among the Corporation’s independent directors.  The Chair reviews any comments or requests made by an independent director and oversees the process by which information to     independent directors is made available regarding the Corporation’s activities.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director is fully disclosed in the “Election of Directors” section of the Information Circular.
2.	Mandate of the Board of Directors
	Disclose the text of the board’s written mandate.	The Board’s mandate is attached to the Information Circular as Appendix B.

3.	Position Description
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board Committee.
Position descriptions for the chair of the Board and each Board Committee chair have been developed and approved by the Board.  The Board and Committee mandates set out each Chair’s duties and responsibilities.  Position descriptions are reviewed on an annual basis.

(b)	Disclose whether or not the board and the CEO have developed a written position description for the CEO.	A written position description for the Chief Executive Officer has been developed and approved by the Board.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding the role of the board, its Committees and its directors and the nature and operation of the issuer’s business.
The Corporation has an orientation and education program in place for current and new directors.  All new directors receive a manual containing a record of historical public information about the Corporation, as well as the mandates of the Board, its Committees, and other relevant corporate and business information, including property tours.  New directors are encouraged to learn from existing directors and senior executives.  In connection with new appointments the orientation program is reviewed regularly.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.
Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors.  Directors are regularly briefed on strategic issues, regulatory developments, including environmental and safety issues, and other issues that may materially impact the Corporation.

5.	Ethical Business Conduct
a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
The Board has adopted written codes of ethics for  directors, officers and employees.  The complete text of these codes can be found at www.clauderesources.com and are available in print to any shareholder who requests them.

(i)	disclose how a person or company can obtain a copy of the code;	The Board, through its Nominating & Corporate Governance Committee, oversees annual compliance certification from each director, officer and employee.
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Management updates the Board on compliance with the Code as necessary.
(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Corporation’s Code of Ethics.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict.
(c)	Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.
The Board has approved a “whistle blower policy”, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information and violations of the Code of Ethics.  Whistleblower reports are presented to the Audit Committee quarterly.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.
The process for identifying and recommending the nomination of new Board candidates is set forth in the written mandate of the Nominating & Corporate Governance Committee.  The Committee will work with the Board and CEO to determine the competencies and skills the Board considers necessary to complement each existing director.

(b)	Disclose whether or not the board has a nominating Committee composed entirely of independent directors	The Nominating & Corporate Governance Committee is composed entirely of independent directors.
(c)	If the board has a nominating Committee, describe the responsibilities, powers, and operation of the nominating Committee.	The responsibilities, powers and operation of the Nominating & Corporate Governance Committee are as set out in the “Committee Reports” section of the Information Circular.
7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Director and officer compensation is established on the advice of independent consultants. As well, survey information on peer group mining companies is obtained from time to time.
(b)	Disclose whether or not the board has a compensation Committee composed entirely of independent directors.	Each of the three directors who comprise the Human Resources & Compensation Committee are independent.
(c)	If the board has a compensation Committee, describe the responsibilities, powers and operation of the compensation Committee.	A description of the Corporation’s Human Resources & Compensation Committee is fully disclosed in the “Committee Reports” section of the Information Circular.
(d)
If a compensation consultant or advisor as, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

In 2009, the Corporation retained the services of AON Consulting Inc. to compile and summarize the CEO evaluation Further, they also assisted with the development of the Executive Contracts.

8.	Other Board Committees
	If the board has standing Committee other than the audit and nominating, corporate governance and compensation Committees, identify the Committees and describe their function.	A description of the Corporation’s standing Committee’s is fully disclosed in the “Committee Reports” section of the Information Circular
9.	Assessments

Disclose whether or not the board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

Each year detailed, confidential questionnaires are completed that are designed to evaluate the effectiveness and contribution of the Board, the Committees and individual Directors.

The results of the evaluation are analyzed and reviewed by the members of the Nominating and Corporate Governance Committee who consider whether any changes to the Board’s processes, composition or Committee structure is required.  When necessary, senior management is advised of any suggestions made by Directors for enhancement of processes to aid the work of the Board and its Committees.

The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.

Appendix B

Claude Resources Inc.
Board of Director’s Charter

I.	Purpose

The Board of Directors (the “Board”) of Claude Resources Inc. (the “Corporation”), elected by the Company’s shareholders, is responsible for the stewardship and oversight of the management of the Corporation and its business.  It’s primary responsibility is to ensure the long-term success of the Corporation consistent with its fiduciary responsibility to maximize shareholder value.  The Board may delegate certain of its responsibilities and authority to management and its Committees.

II.	Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, on recommendation of the Nominating & Corporate Governance Committee, in accordance with the Corporation’s articles and bylaws.

III.	Meetings

The time and place of the meetings shall be held and the calling of the meetings and procedure in all things at these meetings shall be determined by the Board in accordance with the Corporation’s articles, bylaws and applicable laws.  A majority of the members of the Board of Directors shall constitute a quorum.

The Chairman of the Board, in consultation with the appropriate members of Management, develops the agenda for Board Meetings.  Information and materials that are important to the Board’s understanding of the agenda items are distributed in advance of the meeting.

Board members are expected to attend the Annual Meeting of Shareholders and all meetings of the Board and committees, in person or via teleconference, on which they serve.  Directors must notify the Chairman of the Board of circumstances preventing attendance at a meeting.

IV.           Responsibilities and Duties

Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management and its committees and by reserving certain powers for itself.  Any responsibility not delegated to management or a committee of the Board remains with the Board.    Subject  to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)	planning its composition and size;
b)	selecting its Chair and approving the Chair’s position description;
c)	nominating candidates for election to the Board;
d)	determining independence of Board members;
e)	appointing committees of the Board, membership of directors thereon, and its Chair; and
f)	determining director compensation; and
g)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

a)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

b)            approving a position description for the CEO;
c)	reviewing CEO performance at least annually, against agreed-upon written objectives;
d)	approving decisions relating to senior management, including the:
i)	appointment and discharge of officers of the Company and members of the senior leadership team;
ii)	compensation and benefits for members of the senior leadership team;
iii)	acceptance of outside directorships on public companies by executive officers;
iv)	monitoring annual corporate objectives utilized in determining incentive compensation or other awards to officers; and
e)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
b)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances;
c)	approve capital commitment and expenditure budgets and related operating plans;
d)	approve financial and operating objectives used in determining compensation; and
e)	approve property divestitures and acquisitions of $1,000,000 or more.

Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
b)	monitor operational and financial results;
c)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
d)	approve the Management Proxy Circular, Annual Information Form, Form 40F and documents incorporated by reference therein;
e)	approve financings and issue and repurchase of shares, issue and redemption of debt securities;
f)	approve appointment and monitor independence of external auditors;
g)	approve banking resolutions and significant changes in banking relationships;
h)	approve appointments, or material changes in relationships with corporate trustees;
i)	approve all awards of stock, stock options and other incentive compensation awards and other compensation to executive officers pursuant to the Company’s executive plans and programs;
j)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
k)	approve spending authority guidelines; and
l)	approve the commencement or settlement of litigation that may have a material impact on the Company.

Business and Risk Management

The Board has the responsibility to:

a)
take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

b)	review reports on capital commitments and expenditures relative to approved budgets;
c)	review operating and financial performance relative to budgets or objectives;
d)
receive, on a regular basis, reports from its committees on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

e)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

Policies and Procedures

The Board has responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;
b)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
c)	provide policy direction to management while respecting their responsibility for day-to-day management of the Company’s businesses; and
d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
b)	approve interaction with shareholders on all items requiring shareholder response or approval;
c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
e)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
f)	report annually to shareholders on the Board’s stewardship for the preceding year.

General Legal Obligations of the Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
b)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
c)	approving the Company’s legal structure, name and logo.; and
d)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.